UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 1-9810.

A.	Full title of the plan:

Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

9120 Lockwood Blvd.

Mechanicsville, Virginia 23116

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia

June 25, 2009

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments at fair value:
Mutual funds	$82,856,462	$119,718,758
Common collective trust fund	27,000,515	24,026,289
Common stock	10,177,925	10,914,269
Participant loans	5,667,469	4,986,083
Cash equivalents	201,170	325,127

Total investments	125,903,541	159,970,526

Receivables:
Participant contributions	586,173	490,756
Employer contributions	2,411,280	2,234,540
Dividends and interest	2,395	975

Total receivables	2,999,848	2,726,271

Assets available for benefits at fair value	128,903,389	162,696,797

Liabilities:
Administrative expenses payable	2,536	2,645
Benefit claims payable	797	48,028
Investment payable	—	64,451

Total liabilities	3,333	115,124

Net assets available for benefits at fair value	128,900,056	162,581,673

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,456,462	261,106

Net assets available for benefits	$130,356,518	$162,842,779

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$—	$9,395,307
Interest	1,360,109	1,339,984
Dividends	3,728,174	7,826,393

	5,088,283	18,561,684

Contributions:
Employer	8,460,812	7,810,665
Participant	12,927,125	14,224,504

	21,387,937	22,035,169

Total additions	26,476,220	40,596,853

Deductions from assets attributed to:
Net depreciation in fair value of investments	47,516,781	—
Benefits paid to participants	11,367,803	10,246,121
Administrative expenses	77,897	68,646

Total deductions	58,962,481	10,314,767

Net (decrease) increase	(32,486,261)	30,282,086
Net assets available for benefits:
Beginning of year	162,842,779	132,560,693

End of year	$130,356,518	$162,842,779

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a)	General

The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (24+ hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 100% of the first 4% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the plan year who has worked at least 1,000 hours during the year. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $57,882 and $34,932 from forfeited nonvested accounts in 2008 and 2007, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants in the Plan currently have 22 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following investments: Owens & Minor, Inc. common stock fund, one collective trust fund, and twenty mutual funds. These options provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e)	Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Effective January 2, 2007, future and prior unvested employer 1% contributions are fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the plan agreement.

(f)	Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the Prime Rate plus 1%.

(g)	Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b)	New Accounting Pronouncement

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards Board (SFAS) No. 157, “Fair Value Measurements,” for all financial assets and liabilities presented at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 3).

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investments

The Plan’s investments, including its investment in a common collective trust fund which holds fully benefit-responsive investment contracts, are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Quoted market prices are used to value investments, except for participant loans receivable, which are valued at amortized cost, which approximates fair value. The fair value of the common collective trust fund is valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Contract value of fully benefit – responsive contracts is equal to principal balance plus accrued interest.

Purchases and sales are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(e)	Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Plan.

(3)	Fair Value Measurements

The fair value hierarchy established by SFAS No. 157 includes the following tiers: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2008, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments:
Mutual Funds	$82,856,462	—	—	$82,856,462
Common Stock	10,177,925	—	—	10,177,925
Cash equivalents	201,170	—	—	201,170
Common collective trust fund	—	27,000,515	—	27,000,515
Participant loans	—	—	5,667,469	5,667,469

Total investments	$93,235,557	27,000,515	5,667,469	$125,903,541

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$4,986,083
Purchases, sales, issuances and settlements (net)	681,386

Balance, end of year	$5,667,469

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s assets as of December 31, 2008 and 2007:

	December 31,
Description	2008	2007
Mutual funds:
Fidelity Contrafund	$28,788,660	$49,800,018
PIMCO Total Return II Administration	8,795,908	—
Rainer Small-Mid Cap Equity Fund	—	10,354,408
Fidelity Diversified International	—	10,144,892
Common collective trust fund:
Fidelity Managed Income Portfolio	27,000,515	24,026,289
Common stock:
Owens & Minor, Inc.	10,177,925	10,914,269

During 2008 and 2007, the Plan’s investments (including investments bought, sold, as well as held during these years) changed in value as follows:

	Years Ended December 31,
	2008	2007
Mutual funds	$(46,242,882)	$6,553,394
Common stock	(1,273,899)	2,841,913

Net (depreciation)/appreciation in fair value of investments	$(47,516,781)	$9,395,307

(5)	Investment in Common Collective Trust Fund

The Plan invests in a benefit-responsive common collective trust fund which invests in the Fidelity Managed Income Portfolio (the Portfolio). The Portfolio may be invested in fixed-income securities, money market funds and derivative instruments (such as swap agreements), and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to maintain a constant net asset value. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, the common collective trust is a fully benefit-responsive investment for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented by the issuer, (4) any change in law, regulation or administrative ruling applicable to the plan that could have a material adverse effect on the fund’s cash flow, (5) any communication given to participants by the plan sponsor, any other plan fiduciary or Fidelity Management Trust Company that is designed to induce or influence participants not to invest in the Portfolio or to transfer assets out of the Portfolio, and (6) any transfer of assets from the fund directly to a competing investment option. The Plan administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

	Years Ended December 31,
	2008	2007
Average Yields:
Based on actual earnings	3.57%	4.82%
Based on interest rate credited to participants	3.04%	4.40%

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Owens & Minor Stock Fund, which invests in a single security.

(7)	Federal Income Taxes

In a determination letter dated October 15, 2002, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a). The Plan has been amended since that date; however, the plan administrator believes that the Plan continues to operate in accordance with applicable requirements of the IRC.

Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized appreciation on investments.

(8)	Related Party Transactions

The Plan owned 270,330 shares of Owens & Minor, Inc. common stock as of December 31, 2008, with a cost basis of $5,410,478 and a fair value of $10,177,925. During 2008, 22,100 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $927,621, and 9,000 shares, with a cost basis of $167,934, were sold for $390,066.

As of December 31, 2007, the Plan owned 257,230 shares of Owens & Minor, Inc. common stock, with a cost basis of $4,650,792 and a fair value of $10,914,269. During 2007, 16,600 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $629,624, and 11,500 shares, with a cost basis of $199,876, were sold for $441,375. Because Owens & Minor, Inc. is the plan sponsor, the transactions qualify as party-in-interest transactions.

Certain plan investments are units of a common collective trust fund and mutual funds managed by Fidelity Investments (Fidelity). As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $54,272 and $48,046 for the years ended December 31, 2008 and 2007, respectively.

(9)	Reconciliation to Form 5500

Net assets available for benefits in the Form 5500 for the Plan include a reduction in net assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in net assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan’s financial statements:

	December 31,
	2008	2007
Net assets available for benefits per Form 5500	$128,821,554	$162,555,072
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,456,462	261,106
Cumulative deemed distributions	78,502	26,601

Net assets available for benefits per statements of net assets available for benefits	$130,356,518	$162,842,779

	Years Ended December 31,
	2008	2007
Net increase (decrease) in net assets per Form 5500	$(33,733,518)	$30,245,775
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,195,356	40,872
Change in the amount of deemed distributions	51,901	(4,561)

Net increase (decrease) in net assets per statements of changes in net assets available for benefits	$(32,486,261)	$30,282,086

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock – Owens & Minor, Inc.	270,330 shares of common stock	$10,177,925

Mutual funds:
*Fidelity	636,073 units of Contrafund	28,788,660
PIMCO	899,377 units of Total Return II Administration	8,795,908
*Fidelity	549,757 units of Freedom 2020	5,525,056
*Fidelity	253,914 units of Diversified International	5,461,700
Rainer	257,859 units of Rainer Small-Mid Cap	5,195,865
*Fidelity	628,572 units of Freedom 2025	5,173,148
*Fidelity	474,914 units of Freedom 2015	4,065,264
*Fidelity	408,724 units of Freedom 2030	3,989,146
*Fidelity	252,984 units of Freedom 2010	2,620,914
*Fidelity	305,676 units of Freedom 2035	2,454,577
*Fidelity	438,405 units of Freedom 2040	2,450,683
Spartan	67,721 units of US Equity Index	2,160,289
T. Rowe Price	97,785 units of T. Rowe Price Equity Income	1,670,173
American Beacon	117,777 units of Small Cap Value PA	1,356,793
*Fidelity	91,619 units of Freedom Income	875,875
*Fidelity	77,773 units of Freedom 2005	652,512
American Freedom	24,456 units of Growth Fund Amer R4	496,950
*Fidelity	68,530 units of Freedom 2045	450,927
*Fidelity	55,740 units of Freedom 2050	360,082
*Fidelity	31,039 units of Freedom 2000	311,940
Common collective trust fund:
*Fidelity	Managed Income Portfolio	27,000,515
*Cash equivalents - Fidelity	201,170 units of Money Market I Fund	201,170
*Participant loans	Notes receivable, interest rates ranging from 5.00% – 10.25%	5,667,469

		$125,903,541

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 25, 2009	/s/ Erika T. Davis
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator